MARUX

Technology Software Bio Tech Artificial Intelligence Saas

MARUX helps with emergency medical assessments in precious life saving time

MARUX.CO DETROIT MICHIGAN


Marux



MARUX will address the critical moments in medical situations that can help relay vital remote diagnostic information to incoming EMS personnel and hospitals emergency rooms. Our assessments of Covid vitals through visualized machine learning will be another key safety tool in universal pandemic care.

Jonathan Lightning Rayos Founder | CEO @ MARUX

Why you may want to support us...

1. Enhanced by machine learning, together with artificial intelligence, to help in all medical situations
2. An industry first medical application with multiple U.S.+Intl Patents for diagnostics of patients.
3. Key automotive and safety suppliers are first to provide intent and usability of patent.
4. $57B market size in telemedicine, medical diagnostics and monitoring has a 5 year 14% CAGR
5. Transportation connectivity solutions market size is projected to reach $227B by 2025 with 27% CAGR
6. Founder has 3 startups with multiple exits, patents and has 15+ years in technology and software
7. Assessments of Covid vitals through visualized AI and machine learning can address pandemic care
8. Team and Board has strong expertise in machine learning, AI, augmented reality, medicine, software

Why investors ❤ us

WE'VE RAISED $10,000 SINCE OUR FOUNDING

I want to invest in Marux because I used to work in the medical field and understand that every second counts when responding to a medical emergency situation. With Marux's technology I believe it will help improve the response times related to medical emergencies.

This technology will save lives and provide 1st responders/medical professionals a diagnostic tool to "go where no man has gone before".

Sandra Anderson

LEAD INVESTOR | INVESTING $10,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jonathan Lightning Rayos

Founder | CEO

Founded three startups with 3 exits. Actively serves as a volunteer with Team Rubicon, which is committed to international relief efforts across communities affected by disaster.



Michael D'Orazio

Co-Founder | Chief Operating Officer | CFO

Founded a leading solutions, and systems applications firm for auto-mobility, and original equipment manufacturing.



Darko Stanimirovic

Chief Technology Officer

Over 10 years as founder, CEO of leading AR, XR, ML firm based in Europe. Master of Science degrees in Computer Vision + Robotics. Thesis in intelligence autonomous systems. Patent in ML, AR utilization.



Rose Pizzo

Communications Officer

Led the go-to-market program for top global automotive company.

In the news

MARUX Announces Filing of EU International Patent Application for Medical IoT

MARUX Announces Filing of EU International Patent Application for Medical IoT. This is the first set of European international patent applications related to the Company's software as a service (SaaS)

September 14, 2020 @ prlog.org

MARUX Announces Filing of Provisional Patent Application for Augmented Intelligence Enabled for Telehealth, Medical Response, and Remote Diagnostics

Detroit, MI, June 14, 2020 --(PR.com)-- MARUX's application addresses many medical care and services in internet of health things (IoHT); integrating health objects with network connectivity from the digital and

June 23, 2020 @ pr.com

MARUX Assigns American Medical Board Certified Surgeon to the Board of Directors as Medical Advisor

MARUX Assigns American Medical Board Certified Surgeon to the Board of Directors as Medical Advisor. MARUX, LLC announced that it has placed a Board member to its Board of Directors for its Medical Advisor

June 23, 2020 @ prlog.org

Downloads

- MARUX Pitch Deck 8.8.20.pdf
- MARUX Executive Summary 09.09.20.pdf

Saving Lives Through MARUX


U.S. Patents - 62941150 + 63033698
Star Trek had the Tricoder for patient vitals, but imagine if you could receive remote vitals, and emergency pre-diagnostics through an embedded software on any device.
Marux
Augmented intelligence enabled SaaS, for telehealth, medical responsiveness, and remote diagnostics.

Imagine watching the movie Star Trek and you see one of the officers use a device to receive vital signs of an injured person or a person who has fallen down. The information from the device can help save precious time in a emergency and it can also help doctors receive a patient from a firefighter or paramedic. This is what MARUX is capable of doing but it can be used from a mobile phone, tablet or any smartphone device captured from its basic video camera lens.

Both my father and my uncle had life emergency situations that altered their overall health & medical results because their assessments were not done in a timely manner. My uncle had a ruptured spleen and infected kidney that was not assessed while on the way to the hospital. Key vitals and time was valuable for his safe diagnostics by first responding ER personnel. My dad had symptoms of a stroke. It was days later at a full medical assessment by his doctor, that he learned of his stroke. Time is essential and vital in all medical responsiveness needs. MARUX can help save time in properly assessing and doing a pre-diagnostic on incoming patients.


ECG INTERFACE
HEART RATE
153
RESPIRATION RATE
58
TEMP
94
BLOOD PRESURE
125
81
183
78
1988
4.5.3
9:41
Marux

Mobile dashboard of diagnostics indicating physical assessments of patient

We believe that MARUX can become the default interface application for all emergency medical responders (EMR), emergency medical systems (EMS) and within all of the healthcare ecosystems. Our secured multi-patents in provision, simplifies video analytics for transformation of vital medical diagnostics into reliable medical assets for quicker and more pinpoint medical care.

MARUX will focus its application development on emergency call systems, remote monitoring/diagnostics, and medical database channels. These inputs, along with an injured person's emergency data, vitals, and geographical data, will be forwarded to medical responders. Every split second could be vital for addressing both emergency and non-emergency calls. MARUX can help make medical responsiveness more efficient and predictive.


12cm

4K 360 degree video camera - Remote Monitoring | Residences | Senior Living

We have two U.S. provisional patents secured for our data process flow, integrated AI and real-time data capture software. MARUX has the ability to capture facial analysis and physical biometrics of the patient/occupant from standard 4K video cameras. These strategically placed devices can be in any mode of transportation in the event of an unexpected emergency and placed in residences or senior assisted homes, where the most common calls occur for EMS responders.

We have artificial intelligence (AI) data for key assessments of the most common occupant injuries (head, neck, upper/lower torso). Our team has also developed the integrated processes of machine learning and AI for many of the medical databases. Our on going work of customizing an easily adaptable dashboard for the collection and output of patient vitals and physical assessments is key for our market channels.



270 degree 4G/5G - WiFi 4K video camera | Transportation Vehicles



Motion Capture (MoCap) and AI enabled data of physical assessments

We currently have commitment letters from international automotive suppliers for the use of our pilot program. As well as, a scaled role out of our capabilities within a few key major metropolitan hospitals and EMS groups.

The MARUX core team and Board of Directors is comprised of a unique balance of digital health, technology, software development, EMR and medical experiences. The Founders team brings previous successful startup experience, multiple go-to-market product/software launches in the automotive industry. MARUX Board of Directors brings a combined 35 years of EMS and hospital experience as well as published digital health industry leaders with an educational background from Harvard and MIT. Every member of the team has a passion for helping others, improving the health/medical field, and shares the vision of the high potential benefits that MARUX will provide.



A future rendering of MARUX's mobile dashboard with vitals and diagnostics

Investor Q&A

– COLLAPSE ALL

What does your company do?

Imagine watching the movie Star Trek and you see one of the officers use a device to receive vital signs of an injured person or a person who has fallen down. The information from the device can help save precious time in a emergency, and will help doctors receive in a patient from a firefighter or paramedic. This is what MARUX is capable of doing but it can be used from a mobile phone, tablet or any smartphone device; with visual data captured from a basic video camera.

Where will your company be in 5 years?

We would like to see MARUX, as the default interface application, for all emergency medical responders (EMR) emergency medical systems (EMS) and all emergency hospital rooms. We would also like to see MARUX available in every new and existing mode of transportation, available in every home, senior living centers and other facilities where monitoring the health/well-being of people are vitally important.

Why did you choose this idea?

MARUX will address the critical moments in medical situations that can help relay vital remote diagnostic information to incoming EMS personnel and hospitals emergency rooms. Our assessments of Covid vitals through visualized machine learning will be another key safety tool in universal pandemic care.

How far along are you? What's your biggest obstacle?

We currently have the ability to capture video content of the subject from any device with standard 2D video for facial and body movement recognition. We have artificial intelligence (AI) data for key head, neck and upper torso injuries. We have machine learning and AI for many of the medical databases. We are working on customizing our dashboard for all of the data points.

The biggest hurdle at this point is gathering more artificial intelligence data, augmented analytics and incorporating them onto the next version from proof of conception.

Who competes with you? What do you understand that they don't?

InfoBionic and Gyant are both up and coming startups under the Plug-N-Play Venture Capital Group of health monitoring companies to watch. Comarch is probably as comparable a company to MARUX's advantages, however, they do not have extended/cross reality (XR), are not a SaaS, nor deployable through multi-devices. Though focused on heart failure diagnostics, Boston Scientific does not offer its services through an embedded solution, nor is it deployable for emergency medical services (EMS).

There currently is no available SaaS, that can be deployed for EMS, EMR, first responders, remote monitoring and/or remote diagnostics for multi-device applications.

How will you make money?

Our model is a blended software as a service (SaaS) -based Business Intelligence (BI) solutions.

We charge a Tiered Subscription between $300 to $600 / annually; plus Enterprise Level Licensing Set-up fees.*

Single Use Transportation Telematics customers in Commercial + Existing/New Vehicles is a $80B segment.

Remote Medical Monitoring Patients + Senior Living Center Users is a $57B segment.

EMS Responders + Emergency Rooms / Hospitals is a $500M segment.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The largest risk which is also a direct effect for failure is the adoption into the medical first responders segment and acceptance of use within the medical community. We have already taken a proactive approach to this by adding key industry medical and first responder leaders into our Board of Directors/Advisors team. We have also implemented surveys and targeted surveys that support our development. As of today, we received Letters of Intent from a major metropolitan Detroit Fire Department and Beaumont Hospital to use our Pilot Program/beta test.

A successful rollout throughout the cross segments, in unison, has to be paramount toward any successful scaleability. Each of our customer segments are ecosystems that can augment each other for successful adoption and longterm viability.